                                                                    Exhibit 99.2


                                                     (HANARO TELECOM, INC. LOGO)

FOR IMMEDIATE RELEASE



                                   Contacts:  Hanaro Telecom, Inc.
                                              Kyu June Hwang, Investor Relations
                                              822-6266-2380
                                              kyujune@hanaro.com
                                              - or -
                                              Taylor Rafferty, New York
                                              Brian Rafferty
                                              1-212-889-4350
                                              Taylor Rafferty, London
                                              Noah Schwartz
                                              44-20-7936-0400
                                              hanaro@taylor-rafferty.com


                     HANARO TELECOM ACHIEVES NET INCOME AND
                           SECURES FOREIGN INVESTMENT

     SEOUL, SOUTH KOREA - November 14, 2003 - Hanaro Telecom, Inc. (KOSDAQ:
     33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the third quarter ended September 30, 2003. The results are unaudited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

--------------------------------------------------------------------------------
     3Q03 HIGHLIGHTS
-    Net income was recorded for the first time of KRW 5.7 billion (US$ 5.0 million).
- EBITDA increased 23.5% in 3Q03 to KRW 151.3 billion (US$ 131.5 million) from KRW 122.5 billion in 2Q03, recording a significant EBITDA margin of 42.9%.
- Revenues increased 2.4% to KRW 352.6 billion (US$ 306.6 million) in 3Q03 from KRW 344.4 billion in 2Q03.
- Operating costs decreased by 4.9% to KRW 310.4 billion (US$ 269.9 million) in 3Q03 from KRW 326.4 billion in 2Q03.
--------------------------------------------------------------------------------
* Income Statement figures have been converted for reader convenience at the exchange rate of US$ 1 = KRW 1,150.2, which is the "Korea Exchange Bank closing standard rate" on September 30, 2003.

                                     -more-

Hanaro's Vice President, Mr. Young Wan Cho, commented, "This has been a very noteworthy quarter within Hanaro's history. We are thrilled to provide our shareholders with a net income result, having steadily moved towards this goal through a resolute approach of balancing creative revenue generating activities while remaining focused on costs-control measures. In addition to reaching operational profitability within a challenging market environment, we have also overcome our immediate cash requirement issues by securing significant foreign investment. The record results achieved this quarter, together with the recent strategic and restructuring initiatives, give Hanaro's management further confidence in the company's compelling offering and ability to provide shareholder value."

(BAR CHART OF EBITDA)            (BAR CHART OF OPERATING LOSS/PROFIT TO REVENUE)


OPERATIONAL REVIEW

RECORD RESULTS

Hanaro outperformed this quarter by recording its first net income result of KRW
5.7 billion and operating profit of KRW 42.2 billion. EBITDA jumped to a record high of KRW 151.3 billion with an EBITDA margin of 42.9%. Such outstanding records are largely due to overall cost reduction of 4.9% quarter-on-quarter, mainly resulting from a substantial drop in marketing costs.


SUBSCRIBER GROWTH (SEE TABLE 1)

The total broadband subscriber base at the end of 3Q03 was 2,975,338, representing a slight increase of 0.4% from 2,963,514 at the end of 2Q03, reflecting the discontinuation of promotional initiatives.

In 3Q03, the proportion of subscribers for products such as VDSL, Pro, Mid and Lite were 4.8%, 16.2%, 4.1%, and 74.9%, respectively.


TABLE 1: NUMBER OF SUBSCRIBERS BY SERVICE CATEGORY

                                     -more-

1.   BROADBAND

----------------------------------------------------------------------------------------------------------------------
        PRODUCTS                     3Q03                   2Q03                      1Q03                 4Q02
----------------------------------------------------------------------------------------------------------------------
          VDSL                       144,363                107,188                    59,805                    -
----------------------------------------------------------------------------------------------------------------------
          ADSL                     1,158,539              1,188,209                 1,235,246            1,294,368
----------------------------------------------------------------------------------------------------------------------
          CATV                     1,619,885              1,618,449                 1,632,351            1,539,690
----------------------------------------------------------------------------------------------------------------------
          LMDS                        32,822                 34,736                    37,014               38,293
----------------------------------------------------------------------------------------------------------------------
      Wireless LAN                    19,729                 14,932                     9,505                5,175
----------------------------------------------------------------------------------------------------------------------
         TOTAL                     2,975,338              2,963,514                 2,973,921            2,877,526
----------------------------------------------------------------------------------------------------------------------


2.   VOICE

----------------------------------------------------------------------------------------------------------------------
        PRODUCTS                     3Q03                   2Q03                       1Q03                 4Q02
----------------------------------------------------------------------------------------------------------------------
      Residential                    718,305                718,590                   699,033              679,977
----------------------------------------------------------------------------------------------------------------------
       Corporate                     271,741                272,255                   259,802              250,057
----------------------------------------------------------------------------------------------------------------------
          VoIP                        27,882                 25,898                    14,492                9,818
----------------------------------------------------------------------------------------------------------------------
         TOTAL                     1,017,928              1,016,743                   973,327              939,852
----------------------------------------------------------------------------------------------------------------------


3.   LEASED LINES

----------------------------------------------------------------------------------------------------------------------
        PRODUCTS                       3Q03                   2Q03                      1Q03                  4Q02
----------------------------------------------------------------------------------------------------------------------
      Leased line                      3,272                  3,287                     2,948                 2,641
----------------------------------------------------------------------------------------------------------------------
   Internet dedicated                  3,650                  3,748                     4,051                 4,068
----------------------------------------------------------------------------------------------------------------------
         TOTAL                         6,922                  7,035                     6,999                 6,709
----------------------------------------------------------------------------------------------------------------------


APPROVED RESOLUTIONS OF EXTRAORDINARY SHAREHOLDERS' MEETING LEADING TO SIGNIFICANT FOREIGN INVESTMENT

Hanaro held an Extraordinary Shareholders' Meeting ("EGM" or "the Meeting") on October 21, 2003. Five items were proposed for approval at the EGM: 1) Approval of per share price of new share issuance below par value, 2) Approval of new share issuance, 3) Amendment of the Articles of Incorporation, 4) Appointment of non-standing directors, and 5) Appointment of outside director. Shareholders approved all the items on the agenda as proposed by the Company.

The Company shall issue 182,812,500 common shares, amounting to US$500 million (KRW 585 billion) to the Investment Consortium led by Newbridge Capital, American International Group Inc. (NYSE:AIG) ("AIG") and/or the constituents thereof. Following the close of the transaction by November 20, this foreign consortium may have, in total, approximately 40% stake in Hanaro. Additionally, the consortium is also raising $600 million via a syndicated loan for the Company to assist in debt service.

As for items 4) and 5), the nomination shall become effective upon the closing of new shares issue following the satisfaction of the conditions listed in
Section 3.1(q) of the Investment Agreement dated as of September 9, 2003 by and between the Company and the Foreign investors.

                                     -more-

ONGOING BRAND RECOGNITION LEADERSHIP

For the fourth consecutive year, Hanaro won first place in the high-speed Internet service category of the Korean Customer Satisfaction Index's ("KCSI") September 2003 survey, once again highlighting the Company's strong brand image and reputation of excellence. The Index attempts to measure qualitative growth of national products and services, while GNP and GDP measures quantitative economic growth. The broadband access service category was included in the Index in 2002.

Hanaro also won first place in the broadband access network category of the Korean Standard-Service Quality Index ("KS-SQI"). As KCSI, the KS-SQI conducts consumer surveys to measure the overall quality of services and products offered to national consumers. The evaluation model was developed by, in joint efforts of, Korean Standard Association ("KSA") and the Business Research Center of Seoul National University.


CAPITAL EXPENDITURE

TABLE 2: CAPITAL EXPENDITURES

                                                                                                   (Unit: KRW billion)
----------------------------------------------------------------------------------------------------------------------
                                                                                            2003
                                      2001               2002              -------------------------------------------
                                                                            1Q03            2Q03              3Q03
----------------------------------------------------------------------------------------------------------------------
Backbone                              200.2              128.5              23.3             40.0             33.8
----------------------------------------------------------------------------------------------------------------------
Last-mile                             348.9              205.9              39.2             95.6             32.4
----------------------------------------------------------------------------------------------------------------------
IDC                                    12.8                3.1               1.5              0.1              1.5
----------------------------------------------------------------------------------------------------------------------
Others                                 40.9               41.3               6.0              3.9              9.8
----------------------------------------------------------------------------------------------------------------------
           TOTAL                      602.8              378.8              70.0            139.6             77.5
----------------------------------------------------------------------------------------------------------------------


CAPEX for the third quarter decreased by 44.5% to KRW 77.5 billion from KRW
139.6 billion in 2Q03, once again demonstrating Hanaro's balance of constantly monitoring expenditure while ensuring optimal customer services.


THIRD QUARTER 2003 VS. SECOND QUARTER 2003 FINANCIAL RESULTS

REVENUES (SEE TABLE 3: REVENUE BREAKDOWN)

The following represents a breakdown of revenues by service category.


TABLE 3: REVENUES BREAKDOWN


                                                                                                    (Unit: KRW billion)
-----------------------------------------------------------------------------------------------------------------------
   MAJOR SERVICE           PRODUCT              3Q03      (% OF REVS)     2Q03     (% OF REVS)     1Q03     (% OF REVS)
-----------------------------------------------------------------------------------------------------------------------
     Broadband        VDSL, ADSL, Cable         259.0        73.5%        252.0       73.2%        240.6       73.1%
  Access Service        Modem, LMDS &
     (Note 1)            Wireless LAN
-----------------------------------------------------------------------------------------------------------------------

                                     -more-

-----------------------------------------------------------------------------------------------------------------------
     Telephony         Local call, VoIP          63.8        18.1%         60.9       17.7%         55.9       17.0%
  Service (Note 2)   and Interconnection
-----------------------------------------------------------------------------------------------------------------------
    Leased Line      Leased line service         20.4         5.8%         20.4        5.9%         21.3        6.5%
      Service        and Internet Direct
-----------------------------------------------------------------------------------------------------------------------
        IDC             Server Hosting            8.5         2.4%          8.2        2.4%          7.9        2.4%
-----------------------------------------------------------------------------------------------------------------------
      Others           Bundled products           0.9         0.2%          2.9        0.8%          3.4        1.0%
                         such as PC,
                     solution and others
-----------------------------------------------------------------------------------------------------------------------
                  Total                         352.6       100.0%        344.4      100.0%        329.1      100.0%
-----------------------------------------------------------------------------------------------------------------------

Note 1: Broadband revenue includes voice revenue from xDSL bundled with voice.
Note 2: Telephony service = Local call + International Telephony + PABX + Intelligent Network + VoIP + Interconnection

In 3Q03, revenues from BROADBAND ACCESS SERVICE increased 2.8% to KRW 259.0 billion from KRW 252.0 billion in 2Q03. The Company discontinued such promotional campaigns as basic fee exemption. Churn rate decreased significantly over the quarter and stayed at 1.67% on average in the month of September as the term contracts of more than one year accounted for 91% of the Company's total subscription.

Revenues from TELEPHONY SERVICES, accounting for 18.1% of the total revenues, increased by 4.7% to KRW 63.8 billion in 3Q03, from KRW 60.9 billion in 2Q03. Revenues from VoIP increased 33.6% due to a substantial increase in revenues from the corporate side. Intelligence network services recorded an 11.3% growth in revenues while local telephony stayed at the level of the previous quarter.

Revenues from LEASED LINE SERVICES (including Internet dedicated lines), which accounted for 5.8% of total revenues, decreased 0.3% to KRW 20.4 billion. Such a reduction is due to a decrease in the subscription of Highban whose main customers are Internet cafes.

Revenues from IDC, accounting for 2.4% of the total revenues, increased by 4.0% to KRW 8.5 billion from KRW 8.2 billion in 2Q03.

Revenues from OTHERS, accounting for 0.2% of total revenues, significantly decreased by 69.2% to KRW 0.9 billion from KRW 2.9 billion in 2Q03. The decrease was mainly due to a drop in revenues from sales of PC Plus. PC Plus is a PC purchase subsidy program that the Company offered up until 3Q00. The acquisition cost of personal computers which are related to the program were recorded as prepaid expenses at the time of sales and recognized as sales and expenses over the three-year term of the agreement. The three-year term ended this quarter and there are no more sales to be recorded from the program.


OPERATING COSTS

Total operating costs in 3Q03 was KRW 310.4 billion, which included depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses, interconnection fees, wages and salaries, and advertising. The

                                     -more-

Company achieved a 4.9% cost reduction overall. A significant drop in marketing costs reflects the Company's aggressive cost reduction efforts.

DEPRECIATION AND AMORTIZATION in 3Q03 increased to KRW 109.0 billion, up 4.4%, compared to KRW 104.5 billion in 2Q03.

COMMISSIONS in 3Q03 totaled KRW 66.6 billion, down 21.4% from KRW 84.8 billion in 2Q03. Such a significant drop in commissions is attributable to slowdown of the subscriber growth and the downward adjustment of commission rates in the 2Q03 which resulted in 32.8% decrease in sales commission.

WAGES AND SALARIES amounted to KRW 17.4 billion in 3Q03, down 4.6% from KRW 18.2 billion in 2Q03. Severance and retirement benefits dropped due to a decrease in early settlement of severance payments.

TELECOMMUNICATIONS EQUIPMENT LEASE EXPENSE was KRW 40.8 billion, up 1.4% from KRW 40.3 billion in 2Q03. This includes international telephony network lease expense of KRW 3.9 billion.

INTERCONNECTION FEES amounted to KRW 33.7 billion, up 3.1% from KRW 32.7 billion in 2Q03.

ADVERTISING expenses totaled KRW 3.7 billion, down 35.3% from KRW 5.8 billion in 2Q03.

INVENTORIES SALES COST, which occurred mostly from PCs and LAN Card sales, amounted to KRW 0.2 billion, down 89.4% from KRW 1.7 billion in 2Q03. This significant drop in Inventories sales cost is largely due to the decrease in sales of PC Plus.

REPAIRS AND MAINTENANCE EXPENSE was KRW 13.6 billion, up 0.2% from KRW 13.6 billion in 2Q03. Repairs and maintenance expense included telecommunications facilities maintenance costs and costs for system upgrading/revamping.


OPERATING PROFIT (LOSS)

Hanaro recorded an operating profit in 3Q03 amounting to KRW 42.2 billion, up 134.5% from KRW 18.0 billion in 2Q03. EBITDA in 3Q03 increased to KRW 151.3 billion, up 23.5%, from KRW 122.5 billion in 2Q03, with an EBITDA margin of 42.9% in 3Q03.


NON-OPERATING INCOME (EXPENSES)

On the non-operating side, the Company recorded a net loss of KRW 36.5 billion in 3Q03, up 15.4% from KRW 31.6 billion in 2Q03. Interest income and interest expense was KRW 2.9 billion and KRW 33.1 billion, respectively.


NET PROFIT BEFORE INCOME TAXES

The Company recorded its first net income of KRW 5.7 billion largely due to substantial drop in marketing costs.


BASIC NET EARNINGS PER SHARE AND DILUTED NET LOSS PER SHARE

Basic net earnings per share was KRW 21 in 3Q03, compared to net loss of KRW
49.0 per share in 2Q03. Diluted net loss per share was the same as the basic net loss per share since there was no share issuance during the third quarter.

                                     -more-

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.


COMPANY INFORMATION

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng


CORPORATE HEADQUARTERS
10/F Ilsan Information Center, 726 Janghang-2dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea, 411-837

                               (Tables to follow)

                                     -more-

(HANARO TELECOM, INC. LOGO)

                               HANARO TELECOM, INC
          NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (UNAUDITED)
         AS OF SEPTEMBER 30, 2003, JUNE 30, 2003 AND SEPTEMBER 30, 2002
                  (IN MILLIONS OF KRW AND IN THOUSANDS OF USD)

                                                             3Q 2003              2Q 2003      Q ON Q      3Q 2002
                                                    ------------------------     ---------    ---------   ---------
                                                        USD            KRW           KRW       % CHANGE       KRW
                                                    ----------     ---------     ---------    ---------   ---------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                             $7,710         8,868        72,849      (87.8%)    217,004
  Short-term financial instruments                    $100,852       116,000       113,620        2.1%     154,667
  Other investments (Note 2)                            $1,958         2,252         3,598      (37.4%)     48,210
  Trade accounts receivable,net of allowance for
   doubtful accounts of KRW 28,027 Mil.               $195,223       224,545       217,167        3.4%     196,634
  Short-term loans, net                                $13,795        15,867         7,592      109.0%       6,356
  Other account receivables, net                        $2,811         3,233         3,233        0.0%       2,808
  Accrued income                                        $5,446         6,264         5,991        4.6%       6,305
  Advance payments                                      $1,429         1,644           350      369.7%         479
  Prepaid expenses                                      $8,347         9,601         6,601       45.4%      17,788
  Prepaid tax                                           $1,578         1,815         1,441       26.0%       2,530
Forward Exchange contracts                                                                                     492
  Inventories                                           $2,127         2,446         9,287      (73.7%)     10,656
                                                    ----------     ---------     ---------      -----    ---------
      TOTAL CURRENT ASSETS                            $341,275       392,535       441,729      (11.1%)    663,929

Restricted deposits                                         $5             6             6        0.0%          87
Investment securities                                  $64,303        73,961        82,424      (10.3%)     92,113
Long-term loans,net                                    $11,166        12,843        21,606      (40.6%)     24,128
Guarantee deposits                                     $38,123        43,849        44,069       (0.5%)     61,263
Long-term prepaid expenses                             $11,448        13,167        13,441       (2.0%)     14,264
Property, plant & equipment, net                    $2,317,058     2,665,080     2,696,600       (1.2%)  2,711,702
Intangible assets                                      $42,249        48,595        47,183        3.0%      40,266
                                                    ----------     ---------     ---------      -----    ---------
      TOTAL ASSETS                                  $2,825,627     3,250,036     3,347,058       (2.9%)  3,607,752
                                                    ==========     =========     =========      =====    =========
        LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade payables & Other account payables             $138,253       159,019       156,005        1.9%     263,419
  Short-term borrowings                               $239,089       275,000       155,000       77.4%      25,000
  Current portion of long-term debt                   $353,414       406,497       397,392        2.3%     775,517
  Advance received from ABL                            $44,869        51,608        77,420      (33.3%)          0
  Advance receipts                                     $59,288        68,193        98,681      (30.9%)    222,899
  Accrued expenses                                     $42,921        49,368        45,086        9.5%      38,374
  Others                                               $22,868        26,303        22,790       15.4%      29,503
                                                    ----------     ---------     ---------      -----    ---------
      TOTAL CURRENT LIABILITIES                       $900,702     1,035,988       952,374        8.8%   1,354,712

Debentures,net of discount of KRW 16,775 Mil.         $526,680       605,787       759,206      (20.2%)    482,598
Long-term borrowings                                  $154,462       177,662       206,299      (13.9%)    185,421
Long-term obligations under capital leases             $53,175        61,162        67,650       (9.6%)     39,892
Long-term Advanced Received from ABL                                                                       131,686
Accrued severance benefits, net                        $19,616        22,562        22,528        0.2%      20,618
Others                                                 $29,466        33,892        33,049        2.6%       3,771
                                                    ----------     ---------     ---------      -----    ---------
      TOTAL LIABILITIES                             $1,684,101     1,937,053     2,041,106       (5.1%)  2,218,698
                                                    ==========     =========     =========      =====    =========
SHAREHOLDERS' EQUITY
  Common Stock (Note 3)                             $1,214,235     1,396,613     1,396,613        0.0%   1,396,613
  Capital in excess of par value                      $602,343       692,815       692,815        0.0%     692,815
  Retained earnings-unappropriated                   ($670,231)     (770,900)     (776,646)      (0.7%)   (693,970)
  Capital adjustments                                  ($4,821)       (5,545)       (6,830)     (18.8%)     (6,404)
                                                    ----------     ---------     ---------      -----    ---------
      TOTAL SHAREHOLDERS' EQUITY                    $1,141,526     1,312,983     1,305,952        0.5%   1,389,054
                                                    ==========     =========     =========      =====    =========
    TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        $2,825,627     3,250,036     3,347,058       (2.9%)  3,607,752
                                                    ==========     =========     =========      =====    =========

(Note 1): US Dollar translation rate: KRW 1,150.2 to 1 US Dollar which are
          "Korea Exchange Bank closing standard rate" on September 30, 2003. (Note 2): It refers to beneficial certificates.
(Note 3): KRW 5,000 par value; authorized 480,328,800 shares; issued and outstanding 279,322,680 shares.

(HANARO TELECOM, INC. LOGO)

                              HANARO TELECOM, INC.
         NON-CONSOLIDATED INCOME STATEMENT UNDER KOREAN-GAAP (UNAUDITED)
        FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003, JUNE 30, 2003 AND
                               SEPTEMBER 30, 2002
      (IN MILLIONS OF KRW AND THOUSANDS OF USD, EXCEPT FOR PER SHARE DATA)

                                                     3Q 2003           2Q 2003       Q ON Q    3Q 2002
                                              --------------------     -------      --------   -------
                                                USD          KRW         KRW        % CHANGE     KRW
                                              --------     -------     -------      --------   -------
REVENUES:                                     $306,575     352,622     344,435          2.4%   325,981
                                              --------     -------     -------       ------    -------
  Broadband Access Services                   $225,213     259,040     251,963          2.8%   243,425
  Telephony Services (Note 2)                  $55,436      63,762      60,913          4.7%    50,284
  Leased Line Services                         $17,724      20,386      20,439         (0.3%)   15,451
  Internet Data Center                          $7,423       8,538       8,210          4.0%     9,802
  Others                                          $779         896       2,910        (69.2%)    7,019

OPERATING COSTS:                              $269,857     310,390     326,424         (4.9%)  312,346
                                              --------     -------     -------       ------    -------
  Depreciation & Amortization                  $94,805     109,045     104,481          4.4%    97,425
  Commissions (Note 3)                         $57,931      66,632      84,807        (21.4%)   79,636
  Telecom equipment lease expenses             $35,474      40,802      40,251          1.4%    37,927
  Interconnection fees                         $29,278      33,675      32,655          3.1%    24,477
  Wages & Salaries (Note 4)                    $15,099      17,367      18,197         (4.6%)   15,624
  Other employee benefits                       $2,966       3,412       3,518         (3.0%)    3,487
  Repairs and maintenance expense              $11,881      13,665      13,634          0.2%    14,588
  Advertising                                   $3,240       3,727       5,761        (35.3%)    7,451
  R&D expenses                                  $1,179       1,356       1,437         (5.6%)    1,031
  Inventory sales cost (Note 5)                   $153         176       1,657        (89.4%)    9,068
  Others                                       $17,852      20,533      20,026          2.5%    21,632
                                              --------     -------     -------       ------    -------
OPERATING  PROFIT (LOSS)                       $36,717      42,232      18,011        134.5%    13,635
                                              --------     -------     -------       ------    -------

OTHER INCOME (EXPENSES):
  Interest income                               $2,572       2,958       5,413        (45.4%)    6,820
  Interest expense                             $28,819      33,148      40,722        (18.6%)   41,275
  Others                                       ($5,474)     (6,296)      3,692       (270.5%)   (5,032)
                                              --------     -------     -------       ------    -------
                                              ($31,721)    (36,486)    (31,617)        15.4%   (39,487)
                                              --------     -------     -------       ------    -------

INCOME/(LOSS) BEFORE INCOME TAX                 $4,996       5,746     (13,606)      (142.2%)  (25,852)

INCOME TAX (EXPENSES)/BENEFIT                       $0           -           -            -          -
                                              --------     -------     -------       ------    -------

                                              --------     -------     -------       ------    -------
NET INCOME/(LOSS)                               $4,996       5,746     (13,606)      (142.2%)  (25,852)
                                              ========     =======     =======       ======    =======


DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE       $0.02          21         (49)      (142.2%)      (93)
DILUTED EARNINGS/(LOSS) PER ADR (NOTE 6)         $0.02          21         (49)      (142.2%)      (93)
SHARES OUTSTANDING (1,000 SHARES)              279,323     279,323     279,323                 279,323

(Note 1): US Dollar translation rate: KRW 1,150.2 to 1 US Dollar which are
          "Korea Exchange Bank closing standard rate" on September 30, 2003. (Note 2): Telephony revenues = Local calls + PABX + I/N +VoIP + International
          Telephony + Interconnection
(Note 3): Commissions include sales commission, installation commissions, trouble shooting commissions & commissions paid to subsidiaries such as call center (Hanaro Customer Service, Inc.).
(Note 4): Wages & salaries includes severance and retirement benefits.
(Note 5): Inventory sales cost includes sales cost for PC which has been sold as bundled products.
(Note 6): 1 ADR stands for 1 common share.